SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, July 3, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 – GEA-1

Re.: Official Letter 210/2023/CVM/SEP/GEA-1 - Braskem – Request for clarification on media report

Dear Sirs,

We refer to Official Letter 210/2023/CVM/SEP/GEA-1 ("Official Letter"), dated June 30, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to news report published on this date in the Broadcast column of the news portal O Estado de São Paulo, informing the following:

Novonor's creditor banks have been talking to those interested in the shares they hold in Braskem, including J&F, which has not yet formalized a proposal. The interest of the holding company owned by the Batista brothers, owners of the protein giant JBS, has been extended since the petrochemical company was put up for sale, but not at the same price as the other interested parties. The conversation around values would be for the payment of the former Odebrecht's slice in cash.

[...]

J&F has signaled to enter the dispute for Braskem's 38.3% stake with an offer per share close to R$20 and below R$30. Considering the average of R$25, the offer would be around R$7.6 billion.

2. In view of the above, we request a statement from the Company about the veracity of the report and, if it is, explain why the Company believed this was not a Material Fact and also provide any other information deemed important on the subject.”

In this regard, Braskem (“Braskem” or “Company”) reinforces that it does not conduct any negotiations of its controlling shareholder Novonor (“Shareholder” or “Novonor”) about the sale of its equity interests, reason why it questioned Novonor, who informed the following:

“In response to the requested clarifications, Novonor informs that, since our last manifestations and until the present moment, it has not received any proposal from potential interested parties that implies material or binding evolution in the discussions it has been holding with the Banks holding the Fiduciary Alienation of its indirect equity interest at Braskem S.A.”

“Based on our commitment to keep you updated, following up on our email of the last June 11 – in which we informed that we received a non-binding offer sent by Unipar Carbocloro S.A. ("Unipar") - today we sent a letter to Unipar, inviting it to initiate the Due Diligence process, with a view to presenting a final binding offer. We also emphasize that said invitation was not extended in an exclusivity regiment.”

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, July 3, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.